UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December 2002

KT Corporation

206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant
by furnishing the information contained in this
form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Sale of Common Shares of SK Telecom

We hereby inform you that the board of directors of KT Corporation (“Company” and NYSE symbol: KTC) resolved to sell the common shares of SK Telecom Co., Ltd. (“SK Telecom”) held by KT Corporation. Details are as follows:

1.	Number of shares to be sold: 8,266,923 common shares.

2.	Holding amount after sale: none.

3.	Method of sale: overtime block trade at a fixed price on the Korea Stock Exchange pursuant to Article 106 of Regulation on Securities Issuance and Disclosure.

4.	Selling price: Won 224,000 per common share.

5.	Scheduled disposal dates: half on December 30, 2002 and the remaining half on January 10, 2003.

6.	Date of board resolution: December 26, 2002.

7.	Date of relevant disclosure: the Company previously filed Form 6-Ks related to the sale of common shares of SK Telecom on November 18, 2002 and December 20, 2002.

Investment in the KIF Fund

We hereby inform you that the board of directors of the Company resolved to invest in a fund dedicated to making equity investments in information and technology (“IT”) related venture capital funds. Details are as follows:

1.	Details of the fund:

•	Name: KIF Fund.

•	Total amount of the fund: Won 300 billion.

The Company will invest Won 70 billion and other network service providers including SK Telecom will invest the remaining Won 230 billion.

•	Purpose: equity investments in IT-related venture capital funds.

•	Organization: prior to December 31, 2002.

•	Term: 8 years from the organization date.

•	Discontinuation: discontinuation is possible upon approval from the Ministry of Information and Communication.

•	Profit distribution: principal and return on investments will be distributed pro rata to each company’s investment amount upon discontinuation of the fund union.

2.	Details of the Company’s investment:

•	Amount of investment: Won 70 billion.

•	Method of investment: cash.

•	Date of investment: prior to December 31, 2002.

3.	Date of board resolution: December 26, 2002.

Retirement of Shares

We hereby inform you that the board of directors of the Company has resolved to retire its common shares as follows:

1.	Number of shares to be retired: 15,454,659 common shares.

2.	Price of shares to be repurchased for retirement: Won 50,900 per common share.

3.	Scheduled date of repurchase: December 30, 2002.

4.	Scheduled date of retirement: January 6, 2003.

5.	Securities firm designated to repurchase shares: Dongwon Securities.

6.	Status of shares repurchased for retirement in the current fiscal year: the Company retired 3,122,000 common shares on October 9, 2002.

7.
Daily order limit: none since the Company will repurchase through overtime block trade on the Korea Stock Exchange at a fixed price pursuant to Article 106 of Regulation on Securities Issuance and Disclosure.

8.	Date of board resolution: December 26, 2002.

9.	Date of relevant disclosure: the Company previously filed related Form 6-Ks on November 18, 2002 and December 20, 2002.

10.	Others:

•	The share price was determined by equity swap agreement with SK Telecom on November 14, 2002.

•	Above share repurchase requires approval from the Financial Supervisory Committee (“FSC”). Details of repurchase may be changed according to the FSC.

•	If the retirement of shares results in the violation of the 49% foreign ownership limit under the Telecommunication Business Law, the number of shares to be retired will be amended.

Grant of Stock Options

We hereby inform you that the board of directors of KT Corporation (NYSE symbol: KTC) resolved to grant stock options to standing directors. Details are as follows:

1.	Grantees and number of granted shares

Name	Position	Number of Options
Yong Kyung Lee	Standing director and president	300,000
Tai Won Chung	Standing director	100,000
Young Han Song	Standing director	60,000
Joong Soo Nam	Standing director and Chief financial officer	60,000
An Yong Choi	Standing director	60,000
Hong Seek Chun	Statutory auditor	100,000

2.	Date of grant: December 26, 2002.

3.	Method of grant: To be determined among:

•	issuance of new shares at the exercise price;

•	distribution of treasury shares at the exercise price; and

•	cash payment for the difference between the exercise price and market price.

4.	Exercise price: Won 70,000.

5.	Exercise period: From December 27, 2004 to December 26, 2009.

6.	Date of board resolution: December 26, 2002.

7.	Other terms:

•	Exercise price and number of granted shares will be adjusted upon occurrence of certain events, including rights offerings, bonus issues, stock dividends, share splits and consolidation.

•	In the event the grantee retires within two years from beginning date of the exercise period, the number of granted options will be adjusted.

•
Matters which are not specified by the board of directors’ resolution will be controlled by applicable laws, KT Corporation’s articles of incorporation and agreements between KT Corporation and the grantees.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 27, 2002	KT Corporation

	By:	/s/ Joong-Soo Nam
	Name:	Joong-Soo Nam
	Title:	Executive Vice President and Chief Financial Officer